SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)*

EnerJex Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

292758208

(CUSIP Number)

West Coast Opportunity Fund, LLC

c/o West Coast Asset Management, Inc.

1205 Coast Village Road

Montecito, California 93108

Attention: R. Atticus Lowe

Telephone: (805) 653-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 963,392
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 963,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.77%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 963,392
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 963,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.77%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Atticus Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 963,392
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 963,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.77%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance W. Helfert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 963,392
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 963,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.77%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul J. Orfalea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 963,392
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 963,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.77%
14	TYPE OF REPORTING PERSON IN, HC

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, $0.001 par value (the “common stock”), of EnerJex Resources, Inc. (the “Issuer”), with its principal executive offices located at 27 Corporate Woods, Suite 350, 10975 Grandview Drive, Overland Park, Kansas 66210.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) West Coast Opportunity Fund, LLC, a Delaware limited liability company (the “Fund”); (2) West Coast Asset Management, Inc., a California corporation (the “Managing Member”), which serves as the managing member of the Fund; (3) R. Atticus Lowe, a United States Citizen (“Lowe”); (4) Lance W. Helfert, a United States Citizen (“Helfert”); and (5) Paul J. Orfalea, a United States Citizen (“Orfalea”, and together with Lowe and Helfert, the “Principals”). The principal business address of each of the Reporting Persons is located at 1205 Coast Village Road, Montecito, California 93108.

The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Each of Lowe’s and Helfert’s principal occupation is serving on the investment committee of the Managing Member. Orfalea’s principal occupation is involvement with a range of business ventures (including the Managing Member) and not-for-profit organizations.

The principal business of the Managing Member is providing investment management services to the Fund and to separately managed accounts, some of which are affiliated with the Reporting Persons. The Fund owns all of the shares reported in this Statement. The Managing Member and the Principals may be deemed to share (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

(d)–(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

In two closings dated April 12, 2007 and June 21, 2007, the Reporting Persons acquired 2007 Senior Secured Debentures (the “Debentures”) of Enerjex Kansas, Inc., a wholly owned subsidiary of Issuer, with a total aggregate principal value of $5,000,000. As additional consideration for purchasing the Debentures, the Reporting Persons were issued one share of Issuer common stock for each dollar of the Debentures purchased, or 5,000,000 shares. Effective July 25, 2008, the Issuer amended its articles of incorporation to effect a 1-for-5 reverse stock split, and as a result the Reporting Persons’ 5,000,000 shares were converted into 1,000,000 shares of Issuer’s common stock. The current outstanding principal and interest of the Debentures owned by Reporting Persons equals approximately $1,696,639.

Reporting Person acquired the Debentures and the shares with working capital.

On June 11, 2009, the Reporting Person and other buyers of the Debentures, agreed to amend the Debentures to, among other things, add a provision to the Debentures allowing for the conversion of the Debentures into shares of Issuer’s common stock. The June 11, 2009 amendment includes the following material changes to the Debentures and other agreements and documents associated therewith, all dated as of April 11, 2007:

•	The maturity date of the Debentures was extended to September 30, 2010;

•	Interest accruing pursuant to the Debentures is now able to be paid in (i) cash, (ii) payment in kind, or (iii) in shares of the Issuer’s restricted common stock;

•

A provision was added to the Debentures to allow for the conversion of the debentures into shares of the Issuer’s restricted common stock at $3.00 per share through May 31, 2010; reverting to a 30 day weighted average price from June 1, 2010 through maturity; and

•	Any proceeds from an equity offering will be first applied to fully redeem the Debentures.

On April 1, 2010, the Reporting Persons and other buyers of the Debentures agreed to further amend the Debentures to, among other things, to delete the provision allowing conversion of the Debentures into shares of Issuer, and to extend the maturity date of the Debentures to December 31, 2010. The consideration for the amendment to the Debentures were the premises and mutual promises made by the parties with regard to the changes, no additional funds were exchanged.

ITEM 4.	Purpose of Transaction.

All of the shares of common stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Person, representatives of the Reporting Person, and affiliates of the Reporting Person have had from time to time general discussions with officers, directors, and stockholders of, and third parties that have commercial relations with, the Issuer regarding various matters related to the Issuer’s business and its pursuit of strategic alternatives, including capital formation and the restructuring of debt.

The Reporting Person, representatives of the Reporting Person, and affiliates of the Reporting Person intend to engage in discussions and have other communications with officers, directors, stockholders, lenders, and affiliates of, and other third parties that have commercial relationships with, the Issuer concerning Reporting Person’s investment in the Issuer and potential transactions with the Issuer and its directors, stockholders, lenders, and affiliates and such third parties.

These communications may include proposals that, if effected, would result in, among other things: (i) the Reporting Person and/or affiliates of the Reporting Person acquiring additional shares of common stock, acquiring additional indebtedness of Issuer, converting debt into shares of common stock, or disposing of any or all shares of common stock and/or debt of the Issuer currently held by the Reporting Person; (ii) an extraordinary corporate transaction, such as a merger, sale, reorganization, or liquidation involving the Issuer, or Issuer’s acquisition of additional operating assets; (iii) a material change to Issuer’s present capitalization or dividend policy; (iv) changes in the size and composition of Issuer’s board of directors; (v) other material changes in the Issuer’s business, corporate structure, and dividend policy; (vi) soliciting proxies or consents, to be used at either the Issuer’s regular annual meeting of shareholders, or at a special meeting of shareholders, or otherwise, with respect to the matters described above; (vii) seeking alone or with others to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise; and/or (viii) taking, with respect to the Issuer, such other actions as the Reporting Person may from time to time determine.

If those transactions are implemented, any one or more of the foregoing actions, transactions, and outcomes may (i) cause the Reporting Person, alone or with others, to convert into equity securities of the Issuer some or all of the indebtedness of the Issuer that Reporting Person now holds or hereafter may acquire, (ii) substantially increase the number of shares of Issuer that are issued and outstanding, thereby reducing the percentage ownership interest of existing holders of Issuer’s equity securities, (iii) cause the Reporting Person, alone or with others, to become the owner of a majority of the Issuer’s voting securities and thereby to become entitled to elect a majority of the members of the Issuer’s board of directors and influence management, and (iv) result in Issuer pursuing various business activities in addition to those that Issuer currently is pursuing. If those or similar transactions are not implemented, then Issuer will be required to repay at maturity in 2010 the existing indebtedness that Issuer owes to Reporting Person.

Based upon such discussions and upon continuous evaluation and review of Issuer and its business activities, and other factors, the Reporting Person, representatives of the Reporting Person, and affiliates of the Reporting Person will continue to consider various alternative courses of action and will in the future take such actions as they deem appropriate in light of the circumstances existing from time to time.

Although the Reporting Person is investigating whether and on what terms and conditions it may undertake one or more of the actions described above, there exists no agreement between the Reporting Person and any other person with respect to any actions, transactions, or outcomes of the kind described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except to the extent that the foregoing discussions may be deemed a plan or proposal, none of the Reporting Person has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right, based upon all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve on or more of the types of transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D) or formulate or implement plans or proposals with respect to any of the foregoing.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of September 22, 2010, the Fund directly owns 963,392 shares of common stock, representing 18.77% of all of the Issuer’s outstanding shares of common stock. The Managing Member and the Principals may be deemed to share (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

(b) The Reporting Persons have shared power (with each other and not with any third party) to vote and dispose of the shares reported herein.

(c) No transactions in the common stock have been effected by the Reporting Persons in the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Power of Attorney dated January 15, 2009

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: September 23, 2010

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/s/ Diana Pereira
Name:	Diana Pereira
Title:	Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement

Exhibit B – Power of Attorney dated January 15, 2009

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of EnerJex Resources, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: September 23, 2010

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/s/ Diana Pereira
Name:	Diana Pereira
Title:	Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

EXHIBIT B

POWER OF ATTORNEY

BE IT KNOWN, that the undersigned Paul J. Orfalea, Lance W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Diana H. Pereira, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: January 15, 2009	/s/ Paul J. Orfalea
Paul J. Orfalea

Dated: January 15, 2009	/s/ Lance W. Helfert
Lance W. Helfert

Dated: January 15, 2009	/s/ R. Atticus Lowe
R. Atticus Lowe

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